Exhibit 99.137

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form 40-F of the following reports:

●	Our report dated April 29, 2020, with respect to the consolidated statements of financial position of Bitfarms Ltd. (the Company) as at December 31, 2019 and 2018 and the consolidated statements of profit or loss and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2019, which is filed as Exhibit 99.14 to this Registration Statement on Form 40-F; and
●	Our report dated April 29, 2020 with respect to the consolidated statement of financial position of Bitfarms Ltd. (the Company) as at December 31, 2019 and the consolidated statements of profit or loss and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2019, which is filed as Exhibit 99.112 to this Registration Statement on Form 40-F.
●	We also consent to reference to us under the heading, “Experts” in the Annual Information Form of the Company dated April 7, 2021, which is filed as Exhibit 99.123 to this Registration Statement on Form 40-F.

/s/ KOST FORER GABBY & KASIERER

KOST FORER GABBAY& KASIERER	Tel Aviv, Israel
A Member of Ernst & Young Global	April 27, 2021